Exhibit 3.1
The By-Laws were amended by adding the following:
ARTICLE X
FORUM for CERTAIN ACTIONS
Section 1. Forum for Certain Actions. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be, to the fullest extent permitted by law, the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or to the Corporation’s stockholders, (c) any action asserting a claim against the Corporation or any of its directors, officers, employees or agents arising pursuant to any provision of the General Corporation Law of Delaware, the Certificate of Incorporation or these By-Laws, (d) any action asserting a claim against the Corporation or any of its directors, officers, employees or agents governed by the internal affairs doctrine, or (e) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or these By-Laws, in each case regardless of whether such action or proceeding is based on common law, statutory, equitable, legal or other grounds, and, in each case, including any action brought by a beneficial owner of the Corporation’s shares; provided, however, that in the event that such court lacks jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the United States District Court for the District of Delaware; except for, in all cases, with respect to any action or proceeding as to which such state or federal court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within ten days following such determination). The Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall have the fullest authority allowed by law to issue an anti-suit injunction to enforce this forum selection clause and to preclude suit in any other forum. Any person or entity holding, purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to consent to (i) the personal jurisdiction of the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) in any proceeding brought to enjoin, or otherwise enforce this Article X with respect to, any action by that person or entity that is inconsistent with the exclusive jurisdiction provided for in this Article X (an “Inconsistent Action”) and (ii) having service of process made upon such person or entity in any such proceeding by service upon such person’s or entity’s counsel in such Inconsistent Action as agent for such person or entity.